Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 930 3353 www.smith-nephew.com

August 17, 2016 VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin Kuhar

Re:	Smith & Nephew plc Form 20-F for the Fiscal Year Ended December 31, 2015 Filed on March 4, 2016 File No. 001-14978

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 16, 2016 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F of Smith & Nephew plc (the “Company”).

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s advisors.

In order to address fully all of the points raised in the Comment Letter, the Company believes that it will require additional time to consider and respond to the Staff’s comments.  Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter.  The Company anticipates submitting to the Staff a response to the Comment Letter on or before September 16, 2016.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Yours faithfully,

/s/ Ian Melling

Ian Melling

SVP Group Finance

Registered No. 324357 in England and Wales at the above address